Exhibit 1

Nortel Inversora S.A.

For immediate release

Buenos Aires, May 12, 2017

TELECOM AND NORTEL ANNOUNCE CNV AUTHORIZATION OF THE PUBLICATION

OF THE LOCAL PROSPECTUS REGARDING THE REORGANIZATION

On May 11, 2017, Telecom Argentina S.A. (“Telecom”), received confirmation that the Argentine Securities Commission (Comisión Nacional de Valores) had authorized the publication of the local Argentine prospectus regarding Telecom’s proposed absorption of Nortel Inversora S.A. (“Nortel”), a company organized under the laws of the Republic of Argentina, Sofora Telecomunicaciones S.A., a company organized under the laws of the Republic of Argentina and the parent company of Nortel, and Telecom Personal S. A., a company organized under the laws of the Republic of Argentina and 100% owned by Telecom (the “Reorganization”). Under the proposed Reorganization, Telecom would continue as the surviving company known as “Telecom Argentina S.A.”.

A copy of the local Argentine prospectus has been filed with the CNV and is available on the CNV’s website (www.cnv.gob.ar). Telecom intends to file with the U.S. Securities and Exchange Commission a registration statement on Form F-4 in connection with the proposed Reorganization.